Filed by Apex Treasury Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Treasury Corporation

Commission File No. 001-42916

Date: August 27, 2026

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of TECfusions, Inc. (“TECfusions”) by Apex Treasury Corporation (“Apex Treasury”).

On August 27, 2026, TECfusions issued the following press release:

TECFUSIONS ANNOUNCES NEW KENSINGTON DATA CENTER IS LIVE, DELIVERING GPU CAPACITY AND RESPONSIBLE ON-SITE POWER PLAN

AI-ready facility supports immediate high-density compute deployments and complies with Pennsylvania’s new requirements for responsible data center development

Clearwater, FL, August 27, 2026 -- TECfusions, Inc. (“TECfusions” or the “Company”), a rapidly growing AI infrastructure company focused on designing, building, and leasing next-generation data centers, and Apex Treasury Corp. (Nasdaq: APXT) (“Apex Treasury”), a publicly traded special purpose acquisition company, today announced that TECfusions’ New Kensington, Pennsylvania data center is live and providing GPU capacity to support advanced artificial intelligence and high-performance computing workloads.

The New Kensington development approach is aligned with the principles established in Pennsylvania Governor Josh Shapiro’s Executive Order 2026-05 and the Governor’s Responsible Infrastructure Development (GRID) Requirements. The Executive Order establishes standards for data center projects related to energy affordability, transparent community engagement, workforce and economic development, and environmental protection. It also requires large data center developers seeking the applicable permitting pathway to make legally enforceable commitments, including commitments that projects bear the cost of new power infrastructure needed to serve them rather than shifting those costs to other ratepayers.

“Pennsylvania has set a clear standard: data center development must be real, responsible and accountable to the communities in which it operates,” said Simon Tusha, Founder of TECfusions. “New Kensington reflects that philosophy. We are already delivering GPU capacity, and our strategy is centered on securing and developing the power, infrastructure and operational capabilities required to support AI at scale. The barriers to entry are substantial, particularly around power, permitting, capital and execution, and TECfusions is well positioned to meet them with a compliant, infrastructure-first model.”

“Bringing New Kensington online is a meaningful milestone for TECfusions and for customers seeking real, deployable GPU infrastructure,” said Denis Minihane, Chief Executive Officer of TECfusions. “The market’s greatest constraint is increasingly power-ready capacity. Our New Kensington site is designed to address that constraint through high-density, AI-ready infrastructure and a thoughtful on-site power strategy that supports reliability, deployment speed and scalable growth.”

Located approximately 30 miles northeast of Pittsburgh, the New Kensington campus is an adaptive-reuse data center development designed for rapid deployment, high-density computing and long-term scale. The site encompasses approximately 1,395 acres, is partially leased and live today and is planned to scale to up to 3 GW of total capacity. TECfusions’ development model is designed to enable contract-to-deployment timelines of less than six months for qualified customers.

Currently powered by turbines, the New Kensington facility’s future power plan includes dual utility and on-site microgrid generation, supported by existing site infrastructure, including two fracking pads and a gas-drying plant. This approach is intended to provide resilient, scalable power for demanding GPU and AI workloads while supporting responsible development as compute demand accelerates.

TECfusions continues to execute its strategy of developing scalable, AI-ready data center infrastructure in strategic markets. Its platform is designed to combine adaptive reuse, high-density configurations, robust power availability and accelerated deployment to serve neocloud, enterprise AI, GPU-as-a-Service and other advanced-compute customers.

ABOUT TECFUSIONS

TECfusions is building the future of AI infrastructure with a planned multi-gigawatt capacity opportunity across a rapidly expanding data center portfolio, guided by its Technology, Environment, Community framework. Designed for speed, scale, and sustainability, TECfusions’ facilities support demanding high-density compute environments and enable rapid deployment for neocloud, enterprise AI, and GPU-as-a-Service providers. By combining adaptive reuse strategies, low-water, high-efficiency cooling, robust power availability, and operational excellence, TECfusions develops and manages next-generation data center infrastructure built to support the growing demands of AI and high-performance computing while advancing environmental redevelopment and community outcomes. For more information, visit www.tecfusions.com.

ABOUT APEX TREASURY CORP.

Apex Treasury Corp. (Nasdaq: APXT) is a special purpose acquisition company formed to pursue a business combination with a high-potential target company. For more information, visit www.apextreasurycorp.com.

CONTACTS

Investor Relations and Media
Simon J. Willcocks
TECfusionsIR@allianceadvisors.com

FORWARD-LOOKING STATEMENTS

The information in this press release may include “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding TECfusions’ ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding TECfusions’ ability to execute its business model; expectations regarding TECfusions’ ability to attract, retain, and expand its customer base; TECfusions’ expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; TECfusions’ ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services or technologies; the successful consummation and potential benefits of the Transaction, including the anticipated PIPE financing; and the potential for TECfusions to increase in value.

These forward-looking statements are provided for illustrative purposes only and must not be relied on as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results, levels of activity, performance or achievements of the combined company following the Transaction (the “Combined Company”) to be materially different from any future results expressed or implied by such statements. Such risks and uncertainties include: that TECfusions is pursuing an emerging technology and may not achieve commercialization or market acceptance; TECfusions’ historical net losses and limited operating history; expectations regarding future financial performance, capital requirements and unit economics; TECfusions’ competitive landscape; dependence on key management; the potential need for additional future financing; TECfusions’ ability to manage growth; reliance on strategic partners and third parties; risks associated with privacy, data protection or cybersecurity incidents; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws, regulations, taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting; the possibility that required regulatory approvals for the Transaction are delayed or not obtained; the risk that Apex Treasury shareholders could elect to have their shares redeemed; the outcome of any legal proceedings or government investigations; failure to realize the anticipated benefits of the Transaction; and other factors described in Apex Treasury’s filings with the SEC. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TECfusions nor Apex Treasury presently know or that TECfusions or Apex Treasury currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TECfusions’ and Apex Treasury’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither TECfusions nor Apex Treasury undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of TECfusions, Apex Treasury or the Combined Company, following the implementation of the Transaction or otherwise. Accordingly, undue reliance should not be placed on these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

An investment in Apex Treasury is not an investment in any of its founders’ or sponsors past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Apex Treasury, which may differ materially from the performance of its founders’ or sponsors past investments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Transaction will be submitted to shareholders of Apex Treasury for their consideration. Apex Treasury and TECfusions intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Apex Treasury’s shareholders in connection with Apex Treasury’s solicitation for proxies for the vote by Apex Treasury’s shareholders in connection with the Transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to TECfusions’ shareholders in connection with the completion of the Transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Apex Treasury as of the record date established for voting on the Transaction. Before making any voting or investment decision, Apex Treasury shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the Registration Statement, definitive proxy statement/prospectus, as well as other documents filed with the SEC by Apex Treasury in connection with the Transaction because these documents will contain important information about Apex Treasury, TECfusions and the Transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Apex Treasury with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Apex Treasury Corp.

PARTICIPANTS IN THE SOLICITATION

Apex Treasury, TECfusions and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Apex Treasury’s shareholders in connection with the Transaction. Information regarding the persons who may be deemed participants will be set forth in the proxy statement/prospectus when filed by Apex Treasury with the SEC. You can find more information about Apex Treasury’s directors and executive officers in the Registration Statement and the proxy statement/prospectus that forms a part thereof, once available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement and the proxy statement/prospectus that forms a part thereof when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

PRIVATE PLACEMENT; NO OFFER OR SOLICITATION

The securities to which this press release relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This press release relates to securities that Apex Treasury intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. This press release and any statements made in connection with this press release are for informational purposes only and do not constitute an offer to sell or the solicitation of an offer to buy, or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale of securities in any jurisdiction in which, or to any person to whom, such offer, solicitation or sale may be unlawful under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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